October 16, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	LeMaitre Vascular, Inc.

  Filed on Form S-1

  Registration No. 333-133532

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 3, 2006 and the date hereof 8,098 copies of the Preliminary Prospectus dated October 3, 2006 were distributed as follows: 4,831 to 4 prospective underwriters; 3,112 to 3,112 institutional investors; 145 to 2 prospective dealers; 0 to individuals; 0 to rating agencies and 10 to 6 others.

In connection with the above-captioned Registration Statement, we also wish to advise that between October 11, 2006 and the date hereof 8,383 copies of the Preliminary Prospectus dated October 11, 2006 were distributed as follows: 5,072 to 4 prospective underwriters; 3,147 to 3,137 institutional investors; 145 to 2 prospective dealers; 0 to individuals; 9 to 3 rating agencies and 10 to 6 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00pm on October 18, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

As Representative of the

Prospective Underwriters

/s/    Goldman, Sachs & Co.

(Goldman, Sachs & Co.)